EQUITYBEE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-49621

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __EQUITYBEE SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__955 ALMA STREET, SUITE A__

                                   (No. and Street)

__PALO ALTO__	__CA__	__94301__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__SUSAN WOODARD__	__415-596-5873__	__susan@equitybee.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__UHY LLP__

               (Name – if individual, state last, first, and middle name)

1185 Avenue of Americas, 38th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)
07/01/2004		1195	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Susan Woodard</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>EquityBee Securities, LLC</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 _25_

Signature: _____

Title:
Chief Executive Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of EquityBee Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EquityBee Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of EquityBee Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 8 to the financial statements, during the year ended December 31, 2023, EquityBee Securities, LLC has incurred significant operating expenses, among which, majority was paid, allocated, and forgiven by EquityBee, Inc. (the "Parent") in the form of capital contributions. EquityBee Securities, LLC's cash and working capital as of December 31, 2023 are not sufficient to sustain its operations for the upcoming year and are significantly dependent on the support from the Parent. Our opinion is not modified with respect to that matter.

Basis for Opinion

This financial statement is the responsibility of EquityBee Securities, LLC's management. Our responsibility is to express an opinion on EquityBee Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to EquityBee Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as EquityBee Securities, LLC's auditor since 2021.

Albany, New York
February 28, 2024

EQUITYBEE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

A S S E T S

Cash and cash equivalents	$	960,392
Prepaid expenses and other assets		55,569
TOTAL ASSETS	$	1,015,961

LIABILITIES & MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	11,988
Due to Parent, net		46,586
TOTAL LIABILITIES		58,574
MEMBER'S EQUITY		957,387
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,015,961

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

EQUITYBEE SECURITIES, LLC (the "Company") is a Delaware limited liability company organized on March 4, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

EquityBee, Inc. (the "Parent"), a Delaware corporation, purchased the Company from Hamilton Miller Investments, LLC on April 13, 2021(the "Purchase"). The Company changed its name to EQUITYBEE SECURITIES, LLC on May 5, 2021. The Parent is the sole member of the Company.

The Company acts as placement agent in connection with Private Financing Contracts. Private Financing Contracts offer shareholders and stock option holders, primarily current or former employees of private companies ("Employees"), the ability to obtain liquidity in connection with, or in order to exercise, stock options that they hold in private companies. Private Financing Contracts are structured as private placements, exempt from registration under Section 4(a)(2) of the Securities Act.

The Parent identifies through its online platform Employees interested in entering into a Private Financing Contract as described above and, in turn, the Company will sell investments in the private placement to accredited investors.

The Company began its principal operations after the Purchase as expected on April 1, 2022.

The Company has an expense sharing agreement with its Parent.

Securities and Exchange Commission Footnote 74 Exemption Status
The Company is a "Non-Covered" firm under Footnote 74 of SEC Release 34-70073. The Company does not directly, or indirectly receive, hold, or owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)2 of Rule 15c204. The Company does not carry accounts of customers and does not carry proprietary accounts as defined in SEC Rule 15c3-3.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents
The Company at times maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk. The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2023, the Company has a cash balance of $960,392 consisting of checking and money market accounts.

Allowance for credit losses
The Company identifies fees receivable carried at amortized cost as impacted by the Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses guidance (the CECL Framework").

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL Framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

Fair Value Hierarchy
The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining fair value estimates. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 3   RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Company is a party to an expense sharing agreement with its Parent dated May 1, 2021. The agreement was amended on April 1, 2022, again on September 1, 2022, and once more on February 1, 2023. The Parent provides the Company with certain services and allocates the expenses in the area of administrative, facility, salary, and fund management fees which are services to unregistered funds sold by the Company including the formation and ongoing administration.

The Parent has agreed to support any liquidity needs of the Company at least through February 29, 2025.

At December 31, 2023, the Company has a payable balance of $46,586 for expenses incurred by the Parent on behalf of the Company relating to the expense sharing agreement.

Solicitation Agreement

On March 17, 2022, the Company entered into a Solicitation Agreement, as amended on April 1, 2022, with its Parent and EquityBee Master, LLC, an affiliate ("Affiliate 1"). Per the agreement, the Company earns a 2% fee on the gross market value of securities sold in each offering by the EquityBee Master, LLC.

On September 7, 2022, the Company entered into another Solicitation Agreement with its Parent and EquityBee cFund Master LLC, another affiliate ("Affiliate 2"). Per the agreement, the Company earns a 5% fee on the gross market value of securities sold in each offering by Affiliate 2. In certain instances, by discretion, the Company chooses to waive the fees.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-l, which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness" (12-1/2 percent during the first year of operations), as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

NOTE 4   REGULATORY REQUIREMENTS (continued)

Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $878,610, excluding non-allowable assets and net capital requirements of $5,000 resulting in excess net capital of $873,610.

NOTE 5   CONCENTRATIONS

For the year ended December 31, 2023, 100% of the Company's revenues were from fees earned from its Parent and affiliates.

NOTE 6 INCOME TAXES

The Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability.

Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 7   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial statements.

NOTE 8   GOING CONCERN AND RELATED PARTY SUPPORT

During the year ended December 31, 2023, EquityBee Securities, LLC has incurred significant operating expenses, among which, majority was paid, allocated, and forgiven by the Parent in the form of capital contributions. EquityBee Securities, LLC's cash and working capital as of December 31, 2023 are not sufficient to sustain its operations for the upcoming year and are significantly dependent on the support from the Parent.

The Parent has agreed, is committed, and issued a letter to support any liquidity needs of the Company at least through February 28, 2025. Management believes that the Parent has sufficient funds to support the Company based on the Parent's current resources as well as 2024 strategy including signed agreements, pricing structure, and expense management. In addition, the Parent plans to raise additional capital during 2024.

Having considered the above, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue operating in the foreseeable future.

NOTE 9   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 28, 2024, that the financial statements are available to be issued and determined there are no subsequent events requiring adjustments to or disclosure to the financial statements.